oerlikon

Rule 12g3-2(b) File No. 82-5190

82-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 6, 2006
Contact Andrea Struller

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

10/17

oerlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 6, 2006 – According to a notification by Morgan Stanley and Co. International Limited, 20 Cabot Square, London, E14 4QW, United Kingdom, dated October 4, 2006, the voting rights in OC Oerlikon Corporation AG, Pfäffikon, held by the said company have dropped below the 5% threshold.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com